Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, NE Washington, DC 20549-4720 United States of America	AEGON N.V. P.O. Box 85 2501 CB The Hague (The Netherlands) AEGONplein 50 2591 TV The Hague Telephone +31 70 344 8284 Fax +31 70 344 8096

Reference		The Hague
M CFC JvR	File No. 001-10882	January 14, 2014

Dear Mr. Rosenberg,

We thank you for your letter dated December 30, 2013 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for the fiscal year ended December 31, 2012 (“2012 Form 20-F”).

We set forth below our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Capital and liquidity management; Sources and uses of liquidity, page 103

1.	We acknowledge your response and proposed revised disclosure to our comment 3. Please revise your proposed disclosure to clarify the significance of the excess additional capital the subsidiaries maintain above the minimum capital requirements as your current proposed disclosure is vague. If not significant, please clarify in the disclosure.

Response

We acknowledge your response and have added a quantification of the excess capital above minimum local requirements to our intended disclosure in our 2013 Annual Report on Form 20-F as part of the capital and liquidity management paragraph:

“The ability of our insurance subsidiaries to transfer funds to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and as administered by local insurance regulatory authorities.

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements, e.g. 100% of the Authorized Control Level (“ACL”) for US insurance entities, 100% Solvency I required capital for Dutch insurance companies and 100% Solvency I Pillar 1 capital for insurance companies in the United Kingdom.

Register The Hague no. 27076669

The minimum regulatory capital requirements for our main subsidiaries and the actual capitalization levels as per December 31, 2013 are included in the following table:

Amounts in EUR million	Legal/Regulatory Minimum Capital Requirement	Actual Capitalization	Excess over Legal/Regulatory Minimum

United States*	100% Authorized Control Level (NAIC RBC ACL)	~xxx % of combined ACL	€ xxx

The Netherlands	100% Solvency I	~xxx% Solvency I	€ xxx

United Kingdom	100% Solvency I (Pillar 1)	~xxx% Solvency I (Pillar 1)	€ xxx

*	Capitalization for the United States represents the internally defined combined risk based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates.

Local insurance regulators generally use their discretionary authority and judgment to restrict and/or prohibit the transfer of funds to the holding company to capital levels well above the minimum capital requirements contained in the applicable insurance regulations. The discretionary nature of the regulatory assessment of capital adequacy creates a natural ambiguity around the exact level of capital that is required by local regulatory authorities. Precise capitalization levels effectively required by local insurance regulators are often not known in advance, in part because the views and risk tolerances of certain regulators for certain asset classes continue to develop over time, in line with the development and evolution of local, regional and global regulatory capital frameworks. In practice and for transfer of funds purposes, Aegon manages the capitalization of its subsidiaries in excess of the minimum regulatory capital requirements contained in the applicable regulations, as shown in the table above.

The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to transfer funds, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations.

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of its subsidiaries to transfer funds to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations, it is Aegon’s policy that the holding company holds liquid assets in reserve to fund at least 1.5 years of holding company operating and funding expenses without having to rely on the receipt of funds from its subsidiaries.”

* * * *

If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 344 5458 or Sandor Knol, Head of Financial Reporting & Analysis at +31 70 344 8512.

Very truly yours,

/s/ Jurgen H.P.M. van Rossum

Jurgen H.P.M. van Rossum

Senior Vice President and Corporate Controller